Suite 700 - 838 West Hastings St. Vancouver, BC - V6C 0A6 IR: (647) 203-8793 www.makominingcorp.com TSXV: MKO | OTCQX: MAKOF

March 24, 2026

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Completes Acquisition of Mt. Hamilton in Nevada

Mako Mining Corp. ("Mako") (TSXV: MKO; OTCQX: MAKOF) is pleased to announce that, further to obtaining the approval of the shareholders of Mako on March 3, 2026, Mako has completed the acquisition (the "Acquisition") of 100% of the legal registered membership interests of Mt. Hamilton LLC, the owner of the Mt. Hamilton project in Nevada, USA (the "Mt. Hamilton Project"), from Sailfish Royalty Corp. ("Sailfish).

The Acquisition was completed pursuant to the terms of the amended and restated purchase and sale agreement dated February 14, 2026 Sailfish (the "A&R Purchase Agreement"), among Mako, Mako US Corp., and the amended and restated gold purchase agreement dated February 14, 2026 (the "A&R Gold Purchase Agreement") between Mako and Sailfish (collectively, the "Transaction Agreements").

Pursuant to the terms of the A&R Gold Purchase Agreement, Mako will satisfy the US$40 million purchase price for the Acquisition through the grant to Sailfish of the following steam as consideration:

• during the initial 60 months of the stream, Sailfish will purchase from Mako approximately 341.7 troy ounces of gold per month at a price equal to 20% of the London Bullion Market Association PM Fix price, subject to a floor of US$2,700 per ounce and a cap of US$3,700 per ounce; and

• during the final 72 months of the stream, Sailfish will purchase from Mako approximately 100 troy ounces of gold per month at a price equal to 20% of the London Bullion Market Association PM Fix price.

Mako's obligations under the A&R Gold Purchase Agreement will be secured in favour of Sailfish by first-ranking security interests over all current and future assets of Mako and certain of its subsidiaries that hold a direct or indirect interest in the Mt. Hamilton Project.

Please refer to Mako news release dated February 18, 2026, as well as the management information circular dated December 23, 2025 (the "Circular"), as supplemented by the circular supplement dated February 14, 2026 (the "Supplement") for further details of the Acquisition and the Transaction Agreements. The Transaction Agreements, the Circular and the Supplement are each available for review under Mako's SEDAR+ profile at www.sedarplus.ca.

Related Party Transaction

As both Mako and Sailfish are controlled by Wexford Capital LP, or private investment funds controlled by Wexford, Sailfish is considered to be a related party of Mako, and each of Mako and Sailfish are considered to be related parties of Wexford. As a result, the Acquisition constituted a related party transaction within the meaning of Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Pursuant to Section 5.5(a) and 5.7(1) of MI 61-101, Mako was exempt from securities law requirements to obtain a formal valuation and minority approval of its shareholders for the related party transaction under the requirements of MI 61-101 on the basis that the fair market value of the transaction is below 25% of Mako's market capitalization, as determined in accordance with MI 61-101.

Suite 700 - 838 West Hastings St. Vancouver, BC - V6C 0A6 IR: (647) 203-8793 www.makominingcorp.com TSXV: MKO | OTCQX: MAKOF

Advisors and Counsel

Stifel Canada is acted as financial advisor to the special committee of Mako and was paid a C$100,000 financial advisory fee. Cassels Brock & Blackwell LLP acted as Canadian legal counsel and Spencer Fane LLP acted as United States legal counsel.

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company. The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information about Mako, please contact Akiba Leisman, Chief Executive Officer, at (917) 558-5289 or aleisman@makominingcorp.com, or visit our website at www.makominingcorp.com and our profile on SEDAR+ at www.sedarplus.ca.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information: Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, the continued listing the TSX Venture Exchange, the timing for trading on NASDAQ and the effectiveness of the Form 40-F Registration Statement. Forward-looking statements or information often can be identified by the use of words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan," "may," or "should" and the variations or comparable terminology of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, and the gold mining, development and exploration industry generally. The foregoing list of assumptions is not exhaustive.

Suite 700 - 838 West Hastings St. Vancouver, BC - V6C 0A6 IR: (647) 203-8793 www.makominingcorp.com TSXV: MKO | OTCQX: MAKOF

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include, without limitation, risks relating to: the Nasdaq listing not being completed; the SEC not declaring the Form 40-F effective, the availability of financing for the Company; business and economic conditions in the gold mining, development and exploration industry generally; the speculative nature of the Company's research and development programs; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws; and other risks and uncertainties as disclosed in the Company's public disclosure filings on EDGAR at sec.gov/edgar and SEDAR+ at www.sedarplus.ca. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any forward-looking information or forward-looking statements, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.